

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 24, 2018

Ryan Smith
Chief Executive Officer
InvestView, Inc.
12 South 400 West
Salt Lake City, UT 84101

> **Re: InvestView, Inc.
>   Registration Statement on Form S-1
>   Filed January 12, 2018
>   File No. 333-222542**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Kevin C. Timken, Esq.
        Michael Best & Friedrich LLP